

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

October 2, 2008

<u>VIA U.S. MAIL</u>

Mr. Carl C. Wertz
Diodes, Inc.
Chief Financial Officer
3050 East Hillcrest Drive
Westlake, CA 91362

      RE: Diodes, Inc.
          Form 10-K for the year ended December 31, 2007
          Filed February 29, 2008

Dear Mr. Wertz:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Brian R. Cascio
                    Accounting Branch Chief